EXHIBIT 99.3

                          OFFICE OF THRIFT SUPERVISION
                           DEPARTMENT OF THE TREASURY
                              Washington D.C. 20552

                                   FORM 10-QSB

  [U] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the quarterly period ended         March 31,  1999
                                             -----------------

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to  _____

                Office of Thrift Supervision Docket Number: 0143

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
                ------------------------------------------------
             (Exact name of registrant as specified in its charter)

          North Carolina                        56-0440967
          --------------                        ----------
  (State or other jurisdiction of      I.R.S. Employer Identification No.)
   incorporation or organization)

                             302 South Brooks Street
                        Wake Forest, North Carolina 27587
                        ---------------------------------
               (Address of principal executive office) (Zip code)

                                  (919)-556-5146
                                  --------------
                         (Registrant's telephone number)


                                       N/A
              (Former name, former address and former fiscal year,
                         if changed since last report)

Indicate by check U whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

As of May 10, 1999 there were issued and outstanding 1,215,862 shares of the Registrant's common stock, $.01 par value

Transitional Small Business Disclosure Format:  Yes [_]  No [X]

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
CONTENTS

                                                                           Pages
                                                                           -----
PART I - FINANCIAL INFORMATION

Item 1.  Condensed Financial Statements

Statements of financial condition at March 31, 1999 (unaudited) and
 September 30, 1998                                                       1

Statements of income for the three months ended March 31, 1999
 and March 31, 1998 (unaudited)                                           2

Statements of income for the six months ended March 31, 1999
 and March 31, 1998 (unaudited)                                           3

Statements of  comprehensive  income for the three and six months
 ended March 31,1999 and March 31, 1998 (unaudited)                       4

Statements of cash flows for the six months ended March 31, 1999
 and March 31, 1998 (unaudited)                                         5 - 6

Notes to financial statements (unaudited)                               7 - 10

Item 2.  Management's Discussion and Analysis of Financial Condition
and Results of Operations                                              11 - 17

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings                                             18
Item 2.  Changes in Securities and Use of Proceeds                     18
Item 3.  Defaults upon Senior Securities                               18
Item 4.  Submission of Matters to a Vote of Security Holders           18
Item 5.  Other Information                                             19
Item 6.  Exhibits and Reports on Form 8-K                              19

Signatures                                                             20

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION


STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 1999 AND SEPTEMBER 30, 1998

                                                              March 31,      September 30,
ASSETS                                                          1999             1998
--------------------------------------------------------------------------------------------
                                                             (Unaudited)
Cash and cash equivalents                                    $  12,011,100   $  15,311,350

Investment securities:
Available for sale, at estimated market value                    3,390,600       2,785,100

FHLB stock                                                         364,100         364,100

Loans receivable, net                                           58,729,750      55,363,450

Accrued interest receivable                                         78,900          25,550

Property and equipment, net                                        452,000         459,550

Prepaid expenses and other assets                                   53,550          51,350

                                                             -------------------------------
Total Assets                                                 $  75,080,000   $  74,360,450
                                                             ===============================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                     $  60,268,800   $  60,037,950

Accrued expenses and other liabilities                             359,000         303,200

Dividends payable                                                  145,900         145,900

Note payable- ESOP                                                 235,400         264,850

Deferred income taxes                                              205,300         170,600

Redeemable common stock held by the ESOP

net of unearned ESOP shares                                        259,000         270,750

TOTAL LIABILITIES                                               61,473,400      61,193,250

Stockholders' equity:
Preferred  stock,  authorized  1,000,000  shares,  none issued          --              --

Common stock, par value $ .01, authorized 5,000,000 shares,

issued and outstanding 1,215,862 shares                             12,150          12,150

Additional paid-in capital                                       4,807,800       4,772,800

Unrealized gain on securities available for sale, net of tax       542,000         477,100

Retained earnings, substantially restricted                      8,244,650       7,905,150

Total stockholders' equity                                      13,606,600      13,167,200

                                                             -------------------------------
Total liabilities and stockholders' equity                   $  75,080,000   $  74,360,450
                                                             ===============================


See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                                                                   1999             1998
---------------------------------------------------------------------------------------------
Interest and dividend income:
Loans                                                         $  1,369,100    $  1,251,300

Investment securities                                               37,600          51,100

Short-term cash investments                                        152,500         168,800
                                                               -----------------------------
TOTAL INTEREST INCOME                                            1,559,200       1,471,200
                                                               -----------------------------

Interest expense:
Interest on deposits                                               754,300         756,150

Interest on ESOP debt                                                4,850           6,800
                                                               -----------------------------
                                                                   759,150         762,950
                                                               -----------------------------
NET INTEREST INCOME                                                800,050         708,250
Noninterest income:                                            -----------------------------
Service charges and fees                                             7,650           8,200

Other                                                                1,300              --
                                                               -----------------------------
                                                                     8,950           8,200
                                                               -----------------------------
Noninterest expense:
Compensation and benefits                                          180,350         176,450

Occupancy                                                            8,800          10,750

Federal insurance and operating assessments                         15,250          12,950

Data processing and outside service fees                            23,400          26,450

Other operating expense                                             97,850         100,700
                                                               -----------------------------
                                                                   325,650         327,300
                                                               -----------------------------
INCOME BEFORE INCOME TAXES                                         483,350         389,150

Income taxes                                                       184,850         146,000
                                                               -----------------------------
Net income                                                     $   298,500    $    243,150

Basic earnings per share                                       $      0.26    $       0.21
                                                               =============================
Diluted earnings per share                                     $     0.26     $       0.20

                                                               =============================
Dividends paid per share                                       $     0.12     $       0.12
                                                               =============================


See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION


STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS ENDED MARCH 31, 1999 AND 1998

                                                                    1999            1998
--------------------------------------------------------------------------------------------
Interest and dividend income:
Loans                                                         $  2,690,500     $ 2,508,550

Investment securities                                               74,050          92,500

Short-term cash investments                                        346,450         301,800
                                                               -----------------------------
TOTAL INTEREST INCOME                                            3,111,000       2,202,850
                                                               -----------------------------

Interest expense:
Interest on deposits                                             1,560,250       1,457,600

Interest on ESOP debt                                               10,150          13,450
                                                               -----------------------------
                                                                 1,570,400       1,471,050
                                                               -----------------------------
NET INTEREST INCOME                                              1,540,600       1,431,800
                                                               -----------------------------
Noninterest income:
Service charges and fees                                            16,200          15,900

Other                                                                3,100           1,900
                                                               -----------------------------
                                                                    19,300          17,800
                                                               -----------------------------
Noninterest expense:
Compensation and benefits                                          340,900         335,100

Occupancy                                                           16,300          18,350

Federal insurance and operating assessments                         29,900          26,000

Data processing and outside service fees                            51,900          48,750

Other operating expense                                            180,400         175,850
                                                               -----------------------------
                                                                   619,400         604,050
                                                               -----------------------------

INCOME BEFORE INCOME TAXES                                         940,500         845,550

Income taxes                                                       356,200         326,250
                                                               -----------------------------
NET INCOME                                                     $   584,300     $   519,300
                                                               =============================

Basic earnings per share                                       $       0.50    $      0.45
                                                               =============================
Diluted earnings per share                                     $       0.50    $      0.43
                                                               =============================
Dividends paid per share                                       $       0.24    $      0.22
                                                               =============================

See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)


                                                                   1999             1998
--------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, 1999 AND 1998

Net income                                                    $   298,500     $  243,150
                                                              -----------     ----------
Other comprehensive income, net of tax:
  Unrealized gains (losses) or securities:                       (74,500)         52,900
   Unrealized holding gains arising during the period
   Less: reclassification adjustment for gains included in
     net income                                                       --              --
                                                              -----------     ----------
           OTHER COMPREHENSIVE INCOME                            (74,500)         52,900
                                                              -----------     ----------
           COMPREHENSIVE INCOME                               $  224,000        296,050
                                                              ===========        =======


SIX MONTHS ENDED MARCH 31, 1999 AND 1998

Net income                                                    $   584,300     $  519,300
                                                              -----------     ----------
Other comprehensive income, net of tax:
  Unrealized gains on securities:
   Unrealized holding gains arising during the period              64,900        111,650
   Less: reclassification adjustment for gains included in
     net income                                                        --             --
                                                              -----------     ----------
           OTHER COMPREHENSIVE INCOME                              64,900        111,650
                                                              -----------     ----------
           COMPREHENSIVE INCOME                               $   649,200     $  630,950
                                                              ===========     ==========



See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS ENDED MARCH 31, 1999 AND 1998

                                                                   1999             1998
--------------------------------------------------------------------------------------------
Net income                                                    $   584,300     $  519,300

Adjustment to rconcile net income to net

cash provided by operating activities:

Depreciation                                                      15,550          17,600

Gain on sale of real estate acquired in settlement of loans           --              --
Amortization of discounts/premiums on investment securities         (750)             --

Deferred income taxes                                              (5,100)            --

ESOP contribution expense charged to paid-in capital               (6,600)        29,950

Amoritization of unearned ESOP shares and deferred stock

awards                                                             57,800         43,550

Changes in assets and liabilities:

Prepaid Expesnes and other assets                                  (2,200)        (49,850)

Accrued interest receivable                                       (53,350)         (6,750)

Income tax refund receivable                                           --         (26,300)

Accrued expenses and other liabilities                             55,800          31,400
                                                               -----------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         658,650         558,900
                                                               -----------------------------
Cash Flows From Investing Activities
Net (increase) decrease in loans recievables                   (3,366,300)        873,500

Purchase of available for sale investment securities           (1,500,000)             --

Maturity of available for sale investment securities            1,000,000              --

Purchase of property and equipment                                 (8,000)           (600)

                                                               -----------------------------
NET CASH PROVIDED BY AND (USED IN) INVESTING ACTIVITIES        (3,874,300)        872,900
                                                               -----------------------------
Cash Flows From Financing Activities
Net increase (decrease) in deposits                               230,850       8,061,300

Principle payments on ESOP debt                                   (29,450)        (29,400)

Dividends paid                                                   (286,000)       (238,200)
                                                               -----------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES               (84,600)      7,793,700


NET INCREASE (DECREASE)IN CASH AND CASH EQUIVALENTS            (3,300,250)      9,225,500

Cash and cash equivalents:
Beginning                                                      15,311,350       5,804,650
                                                               -----------------------------
Ending                                                        $12,011,100     $15,030,150
                                                               =============================

See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS ENDED MARCH 31, 1999 AND 1998

                                                                     1999             1998
--------------------------------------------------------------------------------------------
Supplemntal Disclosure od Cash Flow Information
Cash Payment of Interest                                       $ 1,562,900     $ 1,470,410
                                                               =============================

Cash payments of taxes                                         $   349,300     $   245,100
                                                               =============================

Supplemental Disclosure of Noncash transzctions:
Increase (decrease) ESOP put option charged to

retained earnings                                              $   (11,750)    $   144,200

Increase in unrealized gain on investment securities                64,900         111,650

Issuance of RRP stock awards                                            --         283,450


See Notes to Financial Statements

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
                          NOTES TO FINANCIAL STATEMENTS


            NATURE OF BUSINESS

The Association is located in Wake Forest, North Carolina and it's principal activities consist of obtaining savings deposits and providing mortgage credit to customers in its primary market area, the counties of Wake, Franklin and Granville, North Carolina. The Association's primary regulator is the Office of Thrift Supervision and its deposits are insured by the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC).

On October 23, 1995, the Board of Directors of Wake Forest Federal Savings and Loan Association adopted a Plan of Reorganization and the Stock Issuance Plan (collectively the "Plans") under which the Association exchanged its federal mutual savings and loan charter for a federal stock savings and loan charter, conducted a minority stock offering, and formed Wake Forest Bancorp MHC, a mutual holding company which owns at least 51% of the common stock to be issued by the Association. The Association conducted its minority stock offering in February and March of 1996 and the closing occurred on April 3, 1996. The Association issued 515,000 shares in the minority stock offering and issued an additional 41,200 shares to its Employee Stock Ownership Plan (the "ESOP") and 635,000 shares to the mutual holding company.

Members of the mutual holding company consist of depositors and certain borrowers of the Association, who have the sole authority to elect the board of directors of the mutual holding company for as long as it remains in mutual form. Initially, the mutual holding company's principal assets consisted of shares of the Association's common stock received in the reorganization and $100,000 in cash received from the Association. The mutual holding company has since received its proportional share of dividends declared and paid by the Association, and such funds are invested in deposits with the Association. The mutual holding company, which by law must own in excess of 50% of the stock of the Association, currently has an ownership interest of 52.2% of the Association. The mutual holding company is registered as a savings and loan holding company and is subject to regulation, examination, and supervision by the Office of Thrift Supervision (the "OTS").

NOTE 2.     REORGANIZATION

On November 16, 1998, the Board of Directors of the Association approved an Agreement and Plan of Reorganization (the Plan of Reorganization). The Plan of Reorganization provides for the establishment of Wake Forest Bancshares, Inc. (the Stock Holding Company) as a stock holding company parent of the Association. The stock holding company will be majority owned by Wake Forest Bancorp, MHC (the MHC), the Association's mutual holding company. The reorganization into the "two-tier" mutual holding company structure (the Reorganization) under the Plan of Reorganization was approved by the Association's stockholders at their annual meeting held on February 23, 1999 and by regulatory authorities on April 9, 1999. The formation of the Stock Holding Company is expected to be consummated pursuant to the Plan of Reorganization during April, 1999.

As a part of the Reorganization, each outstanding share of Association's common stock will be converted into one share of common stock, par value $.01 per share, of the Stock Holding Company, and the holders of the Association's common stock will become the holders of all of the outstanding shares of the Holding Company's common stock. Accordingly, as a result of the Reorganization, the Association's minority shareholders will become minority shareholders of the Stock Holding Company.

The Stock Holding Company, which will be incorporated in April, 1999, is being formed solely for the purpose of becoming a savings and loan holding company and has no prior operating history. The Reorganization will have no impact on the operations of the Association or the MHC. The Association will continue its operations at the same location, with the same management, and subject to all the rights, obligations and liabilities of the Association existing immediately prior to the Reorganization.

The Board of Directors of the Association presently intends to capitalize the Stock Holding Company with up to $100,000. Future capitalization of the Stock Holding Company will depend upon dividends declared by the Association based on future earnings, or the raising of additional capital by the Stock Holding Company through a future issuance of securities, debt or by other means. The Board of Directors of the Stock Holding Company has no present plans or intentions with respect to any future issuance of securities or debt at this time. Furthermore, as long as it is in existence, the MHC must own at least a majority of the Stock Holding Company's outstanding voting stock.

The Reorganization will be treated similar to a pooling of interests for accounting purposes. Therefore, the consolidated capitalization, assets, liabilities, income and expenses of the Stock Holding Company immediately following the Reorganization will be substantially the same as those of the Association immediately prior to consummation of the Reorganization, all of which will be shown on the Stock Holding Company's books at their historical recorded values.

NOTE 3.    BASIS OF PRESENTATION

The accompanying unaudited financial statements (except for the statement of financial condition at September 30, 1998, which is audited) have been prepared in accordance with generally accepted accounting principles for interim financial information and Regulation S-B. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (none of which were other than normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. The results of operations for the six month period ended March 31, 1999 is not necessarily indicative of the results of operations that may be expected for the Association's fiscal year ending September 30, 1999.

The accounting policies followed are as set forth in Note 1 of the Notes to Financial Statements in the Association's September 30, 1998 Annual Report. During the first quarter of 1999, the Association adopted Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." This statement was adopted effective October 1, 1998 as explained in Note 6 below.

NOTE  4.    DIVIDENDS DECLARED

On February 23, 1999, the Board of Directors of the Association declared a dividend of $0.12 a share for stockholders of record as of March 31, 1999 and payable on April 9, 1999. The dividends declared were accrued and reported as dividends payable in the March 31, 1999 Statement of Financial Condition. Wake Forest Bancorp, Inc., the mutual holding company, did not waive the receipt of dividends declared by the Association.

NOTE  5.     EARNINGS PER SHARE

The Association adopted statement of Financial Accounting Standard No. 128 during the quarter ended December 31, 1997. This statement requires dual presentation of basic and diluted EPS with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. This presentation has been adopted for all periods presented. There were no adjustments required to net income for either quarter in the computation of diluted earnings per share. The reconciliation of weighted average shares outstanding for the computation of basic and diluted earnings per share for the quarters and six month periods ended March 31, 1999 and 1998 is presented below.

THREE MONTHS ENDED MARCH 31:                                                 1999             1998
                                                                      --------------------------------
         Weighted average shares outstanding for Basic EPS                  1,178,013      1,166,959

         Plus incremental shares from assumed issuances of shares
         pursuant to stock option and stock award plans                         -             29,289

         Weighted average shares outstanding for diluted EPS                1,178,013      1,196,248
                                                                      ================================

SIX MONTHS ENDED MARCH 31:
         Weighted average shares outstanding for Basic EPS                  1,176,697      1,165,653

         Plus incremental shares from assumed issuances of shares
         pursuant to stock option and stock award plans                           368         28,685

         Weighted average shares outstanding for diluted EPS                1,177,065      1,194,338
                                                                      ================================

NOTE 6.     ADOPTION OF SFAS STATEMENT NO.130


The FASB has issued SFAS No. 130, "Reporting Comprehensive Income," which the Association was required to adopt as of October 1, 1998. The Statement requires the classification of items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, and are therefore included in changes in equity. Other comprehensive income includes all such changes in equity other than those resulting from investments by owners and distributions to owners.

SFAS No. 130 does not require a specific format for displaying comprehensive income and its components in a financial statement other than it must be displayed with the same prominence as other financial statements that constitute a full set of financial statements. The Association has elected to display comprehensive income in a separate statement of comprehensive income that begins with net income. The only item of other comprehensive income that the Association currently has is associated with changes in unrealized gains and losses on securities classified as available for sale.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1999 AND SEPTEMBER 30, 1998:

Total assets increased by $719,550 to $75.1 million at March 31, 1999 from $74.4 million at September 30, 1998. Total assets increased during the six months ended March 31, 1999 primarily due to an increase in deposits of approximately $230,850 and internally generated earnings. An increase in net loans receivable of $3.4 million during the period from October 1, 1998 to March 31, 1999 was funded primarily by utilizing cash and cash equivalents, which decreased by $3.3 million during the six months ended March 31, 1999.

Net loans receivable increased by $3,366,300 to $58.7 million at March 31, 1999 from $55.4 million at September 30, 1998. The increase occurred primarily due to continued strong demand in residential construction loans in and around Wake Forest. Assuming interest rates remain fairly stable, management believes that its loan portfolio has potential for continued growth because the Association operates in lending markets that have had sustained consistent loan demand over the past several years. Wake Forest Federal is located in the town of Wake Forest, which is approximately 20 miles from Raleigh and the Research Triangle Park (the "Triangle"), areas which have grown substantially over the last decade. The current trend is for increased residential development in and around Wake Forest for individuals and families which work in the Triangle. However, there can be no assurances that such trends and loan demand can or will continue.

Investment securities increased by $605,500 to $3.8 million at March 31, 1999 from $3.2 million at September 30, 1998. During the six months ended March 31, 1999, the Association bought $1.5 million in available for sale investment securities and received $1.0 million in funds from maturing investments. The remaining increase is attributable to an increase in the unrealized appreciation of the Association's available for sale investment securities portfolio. The Association's investment portfolio consists of U.S. Government and Agency securities, FHLMC common stock, and stock in the Federal Home Loan Bank of Atlanta.

Deposits increased by $230,850 to $60.3 million at March 31, 1999 from $60.0 million at September 30, 1998. The increase is part of a relatively steady trend in deposit growth over the last few years caused primarily by economic growth in the area. Due to the Association's current high level of short term liquid assets and current market rates for these short term investments and other alternative investments in one to three year maturity category, the Association has decreased deposit rates on its certificates of deposits offered to deposit customers during the last six months. The Association's current policy for pricing such certificates of deposit will likely result in limited deposit growth.

The Association had no borrowings outstanding during the quarter other than the loan incurred by the ESOP, the Association's retirement plan trust for employees, for purchase of common stock in connection with the Association's public stock offering in 1996. The ESOP borrowed $412,000 for its purchase of stock from an unaffiliated financial institution on April 3, 1996. During the six month period ended March 31, 1999, the Association made principal payments totaling $29,450 plus interest on the ESOP note, reducing the outstanding balance of the note to $235,400 at March 31, 1999.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1999 AND
SEPTEMBER 30, 1998 (CONTINUED):

The Association is committed to making retirement plan contributions sufficient to amortize the debt over its seven year term, and as such, has reported the debt in it's Statement of Financial Condition. The Association recorded retirement plan contributions of approximately $39,600 during the six month period ended March 31, 1999 for principal and interest payments on the debt. The Association also reported $6,600 in additional retirement plan expense and credited paid-in capital equal to the increase in the fair value of its common stock on ESOP shares allocated to participants in the Plan during the six month period ended March 31, 1999. The ESOP has a put option which requires that the Association repurchase its common stock from participants in the ESOP who are eligible to receive benefits under the terms of the plan and elect to receive cash in exchange for their common stock. The Association is required to reflect as a liability the maximum possible cash obligation to redeem the shares, which is the fair value of such shares, whether allocated or unallocated. The put option liability can be reduced by the unearned ESOP shares, the cost of shares not eligible for allocation to plan participants. The Association has recorded a net liability of $259,000 at March 31, 1999 for the ESOP put option.

Retained earnings increased by $339,500 to $8.2 million at March 31, 1999 from $7.9 million at September 30, 1998. The increase is attributable to the Association's earnings during the six month period ended March 31, 1999, reduced by $286,000 in dividends declared during the six month period ended March 31, 1999 and increased by $41,200 credit to retained earnings to reflect the change in the fair value of the ESOP shares subject to the put option. Additional paid in capital increased by $35,000 primarily as a result of the amortization of the deferred stock awards associated with the Association's Recognition and Retention Plan. At March 31, 1999, the Association's regulatory capital amounted to $13.1 million, which as a percentage of total assets was 17.61%, and was considerably in excess of the regulatory capital requirements at such date.

COMPARISON OF OPERATING RESULTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 1999 AND 1998:

GENERAL. Net income for the three month period ended March 31, 1999 was $298,500, or $55,350 more than the $243,150 earned during the same period in 1998. Net income for the six month period ended March 31, 1999 of $584,300 exceeded the income for the same period in 1998 of $519,300 by $65,000. As discussed below, changes in net interest income between the comparable periods was primarily responsible for the increase in net income.

INTEREST INCOME. Interest income increased by $88,000 from $1,471,200 for the three months ended March 31, 1998 to $1,559,200 for the three months ended March 31, 1999. Interest income increased by $208,150 from $2,902,850 for the six months ended March 31, 1998 to $3,111,000 for the six months ended March 31, 1999. The increase was attributable primarily to an overall increase in the volume and mix of interest-earning assets outstanding, which were higher during the three and six month periods ended March 31, 1999 than the comparable period in 1998. The volume of interest-earning assets was higher during the three and six month periods ended March 31, 1999 as a result of an increase in deposits, and because the mix of those resulting funds was more heavily invested in loans and investment securities, which typically have higher yields than short term interest earning deposits. The overall yield on interest earning assets was 7.98% and 7.95% for the three and six months ended March 31, 1999.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 1999 AND 1998:

INTEREST EXPENSE. Interest expense decreased by $3,800 from $762,950 for the three months ended March 31, 1998 to $759,150 for the three months ended March 31, 1999. Interest expense increased by $99,350 from $1,471,050 for the six months ended March 31, 1998 to $1,570,400 for the six months ended March 31, 1999. The decrease in interest expense for the current quarter was primarily the result of an decrease in interest rates paid on deposits between the quarters. The Association's cost of funds was 5.11% and 5.33% for the three months ended March 31, 1999 and 1998, respectively. The Association's cost of funds was 5.17% and 5.39% for the six months ended March 31, 1999 and 1998, respectively, and the increase in interest expense between the six month periods is attributable solely to an increase in the average balance of deposits outstanding.

NET INTEREST INCOME. Net interest income increased by $91,800 from $708,250 for the three months ended March 31, 1998 to $800,050 for the three months ended March 31, 1999. Net interest income increased by $108,800 from $1,431,800 for the six months ended March 31, 1998 to $1,540,600 for the six months ended March 31, 1999. The increase resulted primarily from an increase in the volume and mix of interest earning assets coupled with a decline in the Association's cost of funds between the periods.

PROVISION FOR LOAN LOSSES. No provisions for loan losses were made during the three and six month periods ended March 31, 1999 and 1998. Provisions, which are charged to operations, and the resulting loan loss allowances are amounts the Association's management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collectibility is unlikely. The evaluation to increase or decrease the provision and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions. While Management uses the best information available to make the evaluations, future adjustments to the allowance may be necessary, if economic or other conditions differ substantially from the assumptions used.

The Association's level of non-performing loans remained low in relation to prior periods and total loans outstanding during the three and six month periods ended March 31, 1999. In addition, the Association did not charge-off any loans during the three or six month periods ended March 31, 1999.

At March 31, 1999, the Association's level of general valuation allowances for loan losses amounted to $263,000, which management believes is adequate to absorb any existing inherent losses in its loan portfolio.

NONINTEREST EXPENSE. Noninterest expense decreased by $1,650 to $325,650 for the three month period ended March 31, 1999 from $327,300 for the comparable quarter in 1998. Noninterest expense increased by $15,350 for the six month period ended March 31, 1999 to $619,400 from $604,050 for the six month period ended March 31, 1998. There were no significant changes in any category of noninterest expense during the current quarter as compared to the same quarter a year earlier. The $15,350 increase in noninterest expense for the six month period ended March 31, 1999 as compared with the same period in 1998 resulted from minor across the board increases in administrative expenses associated with slightly higher levels of customer activity in 1999.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

ASSET QUALITY:

The Association's level of nonperforming loans, defined as loans past due 90 days or more, as a percentage of loans outstanding, was .22% and .24% at March 31, 1999 and September 30, 1998, respectively. The Association has no other nonperforming assets at March 31, 1999. During the three and six month periods ended March 31, 1999 and 1998, the Association's level of nonperforming loans has remained consistently low in relation to prior periods and total loans outstanding. The Association did not charge off any loans during the six month periods ended March 31, 1999 and 1998. As a result, and based on management's analysis of the adequacy of its allowances, no provision for additional loan loss allowances was made during the six month period ended March 31, 1999.

CAPITAL RESOURCES AND LIQUIDITY:

The term "liquidity" generally refers to an organization's ability to generate adequate amounts of funds to meet its needs for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. Funds are primarily provided through financial resources from operating activities, expansion of the deposit base, borrowings, through the sale or maturity of investments, the ability to raise equity capital, or maintenance of shorter term interest-earning deposits.

During the six month period ended March 31, 1999, cash and cash equivalents, a significant source of liquidity, decreased by approximately $3.3 million. Proceeds from the Association's operations contributed $658,650 in cash during the period. Cash was utilized to fund loan originations, which net of repayments, increased by $3.4 during the six month period ended March 31, 1999. Investments also increased by $500,000 during the current six month period, and thus utilized cash. Dividends paid to stockholders of $286,000, offset by an increase in deposits of approximately $230,850, represented an additional use of cash.

As a federally chartered savings association, Wake Forest Federal must maintain minimum liquidity requirements. The Association's liquidity ratio at March 31, 1999 was considerably in excess of such requirements. Given its excess liquidity and its ability to borrow from the Federal Home Loan Bank, the Association believes that it will have sufficient funds available to meet anticipated future loan commitments, unexpected deposit withdrawals, and other cash requirements.

YEAR 2000 ISSUE:

The "Year 2000 Problem" centers on the inability of computer systems to recognize the Year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. Like most financial service providers, the Association and its operations may be significantly affected by the Year 2000 Problem due to the nature of financial information.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

YEAR 2000 ISSUE (CONTINUED):

Software, hardware, and equipment both within and outside the Association's direct control and with whom the Association electronically or operationally interfaces (e.g. third party vendors providing data processing, information system management, maintenance of computer systems, and credit bureau information) are likely to be affected. Furthermore, if computer systems are not adequately changed to identify the Year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date field information, such as interest, payment or due dates and other operating functions, could generate results which would be misstated, and the Association could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities.

In addition, non-information technology systems, such as equipment like telephones and copiers may also contain embedded technology which controls its operation and which may be effected by the Year 2000 Problem. When the Year 2000 arrives, systems, including some of those with embedded chips, may not work properly because of the way they store date information. They may not be able to deal with the date 01/01/00, and may not be able to deal with operational 'cycles' such as 'do X every 100 days'. Thus, even non-information technology systems may affect the normal operations of the Association upon the arrival of the Year 2000. Under certain circumstances, failure to adequately address the Year 2000 Problem could adversely affect the viability of the Association's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 Problem could result in a significant adverse impact on the Association's products, services and competitive condition.

In order to address the Year 2000 Issue and to minimize its potential adverse impact, management has identified areas that could be affected by the Year 2000 Problem and assessed their potential impact on the operations of the
Association. The Association continues to monitor the progress of third party software vendors who are addressing the matter, and testing changes provided by these vendors. Wake Forest Federal has also developed a contingency plan for critical systems which may not be effectively reprogrammed. A committee of senior officers of the Association has been formed to evaluate the effects that the upcoming Year 2000 issue could have on computer programs utilized by the Association. The Association's plan is divided into the five phases:

     (1) Awareness. Define the problem, obtain executive level support and develop an overall strategy. This phase was completed in April 1998.

     (2) Assessment. Identify all systems and the criticality of the systems. This phase was completed in June 1998.

     (3)  Renovation.  Program  enhancements,  hardware and  software  upgrades,
          system  replacements,  and  vendor  certifications.   This  phase  was
          completed in December 1998.

     (4) Validation. Test and verify system changes and coordinate with outside parties. This phase is in process with a scheduled completion date of June 1999.

     (5) Implementation. Components certified as Year 2000 compliant and moved to production. This phase is in process with a scheduled completion date of August 1999.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

YEAR 2000 ISSUE (CONTINUED):

Third party vendors provide the majority of software used by the Association. All of the Association's vendors are aware of the Year 2000 situation, and each has assured the Association that its software is either Year 2000 compliant or is currently working to have its software compliant by the early fall of 1999. Testing for the critical applications began in April 1998. The Association utilizes the service of a third party vendor to provide the software which is used to process and maintain most mortgage and deposit customer-related accounts. This vendor has provided the Association with a software version which has been certified to be Year 2000 compliant. Testing by the Association is and has been underway to verify compliance for its application and usage. The Association presently believes that with modifications to existing software and conversions to new software, the Year 2000 Problem will be mitigated without causing a material adverse impact on the operations of the Association. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Problem could have an impact on the operations of the Association.

The Association's contingency plan, in the event of a major software failure associated with processing customer accounts, calls for the temporary reversion to a manual record keeping system. The Association currently maintains manual ledger cards on most types of customer accounts and could operate in such a manner for a reasonably short period of time. Manual transactions would subsequently be inputted with prior effective processing dates back onto the software once the date issues are resolved.

In addition, monitoring and managing the Year 2000 project will result in additional direct and indirect costs to the Association. Direct costs include potential charges by third party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs will principally consist of the time devoted by existing employees in monitoring software vendor progress, testing enhanced software products and implementing any necessary contingency plans. The Association has spent approximately $53,000 on Year 2000 related costs to date and estimates that it will spend an additional $37,000 for Year 2000 compliance. Both direct and indirect costs of addressing the Year 2000 Problem will be charged to earnings as incurred. The Association does not believe that such costs will have a material effect on results of operations. However, there can be no guarantee that the systems of other companies on which the Association's systems rely will be timely converted, or that a failure to convert by another company or a conversion that is incompatible with the Association's systems, would not have a material adverse effect on the Association.

The costs of the project and the date on which the Association plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Statements herein regarding estimated future expense levels and other matters may constitute forward-looking statements under the federal securities laws. Such statements are subject to certain risks and uncertainties including changes in general and local market conditions, legislative and regulatory conditions and an adverse interest rate environment. Undue reliance should not be placed on this information. These estimates are based on the current expectations of management, which may change in the future due to a large number of potential events, including unanticipated future developments.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

Part II.  OTHER INFORMATION

        Item 1.   Legal Proceedings

        The Association is not engaged in any legal proceedings at the present time other than legal proceedings within the normal course of business to enforce its security interest in a loan.


        Item 2.   Changes in Securities and Use of Proceeds

        The Association received regulatory approval on April 9, 1999 to reorganize, establishing a mid-tier stock holding company (See note 2 to the financial statements). As a part of the reorganization, each shareholder of the Association will receive one share of common stock in the Wake Forest Bancshares, Inc. (the stock holding company) for each share owned in the Association. Exchange of existing certificates is not required, however new certificates with a new cusip number will be issued for future purchases of the stock holding company's stock.

        Item 3.   Defaults Upon Senior Securities

        None

        Item 4.   Submission of Matters to a Vote of  Security Holders

        On February 23, 1999, the annual meeting of stockholders was held to consider and vote upon the election of two directors of the Association, to vote upon the proposal to approve the Agreement and Plan of Reorganization (see note 2 to the financial statements), and to ratify the appointment of McGladrey & Pullen LLP as independent auditors for the Association for the fiscal year ending September 30, 1999.

        All items were approved by the stockholders as shown below: Vote concerning the election of directors of the Association:

                            FOR         AGAINST    WITHHELD          TOTAL
                            ---         -------    --------          -----
        Wilkinson, III    1,071,993        0        6,350         1,078,343
        Lyon              1,071,993        0        6,350         1,078,343

        Vote  concerning  approval of the Agreement and Plan of  Reorganization:

                            FOR         AGAINST    ABSTAINED         TOTAL
                            ---         -------    ---------         -----

                            942,506      5,000        500           948,006

        Vote concerning ratification of McGladrey & Pullen, LLP as independent auditors for the year ended September 30, 1999:

                            FOR         AGAINST    ABSTAINED         TOTAL
                            ---         -------    ---------         -----
                          1,074,793        0         3,550        1,078,343


        Item 5.   Other Information

        None

        Item 6.   Exhibits and Reports on Form 8-K

        a) Not applicable

        b) No reports on Form 8-K were filed for the period covered by this report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                               WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

Dated    May 10, 1999                   By:      /s/ Anna O. Sumerlin
      --------------------------                 -------------------------------
                                                 Anna O. Sumerlin
                                                 President and CEO

Dated    May 10, 1999                   By:      /s/ Robert C. White
      --------------------------                 -------------------------------
                                                 Robert C. White
                                                 Vice President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                               WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

Dated    April 30, 1999                 By:      /s/ Anna O. Sumerlin
      --------------------------                 -------------------------------
                                                 Anna O. Sumerlin
                                                 President and CEO

Dated    April 30, 1999                 By:      /s/ Robert C. White
      --------------------------                 -------------------------------
                                                 Robert C. White
                                                 Vice President and CFO